Exhibit 99.1

October 17, 2018	TSX: ACB

Aurora Cannabis Receives Sales License for Aurora Sky Facility

Softgel Sales License Granted at Aurora Vie - New Licenses Significantly Increase Product Availability for Medical and Adult Consumer-Use Markets

Edmonton, AB - October 17, 2018 - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that its Aurora Sky (“Sky”) facility has been granted its sales license by Health Canada, significantly increasing availability of both dried flower and derivative cannabis products across all cannabis markets the Company is targeting.

The Company also announced today that it has received a sales license from Health Canada, permitting the sale of cannabis softgel capsules produced at its state-of-the-art Aurora Vie facility located in Pointe-Claire, Québec. Aurora and Capcium Inc. ("Capcium"), the Montreal-based manufacturer that specializes in high-volume softgel encapsulation have already commenced production of softgel capsules, which are targeted at the medical, wellness, and adult consumer use markets. The Company anticipates softgels to become a high volume, high margin product within all of its target markets. The Company holds a 19.99 per cent ownership stake in Capcium and is Aurora's exclusive manufacturer of cannabis softgel products in North America.

“These new sales licenses are a game changer for Aurora, dramatically increasing product availability and positioning us well to serve the rapidly growing domestic and international cannabis markets,” said Terry Booth, CEO of Aurora. “With adult consumer use sales beginning in Canada today, these additional licenses enable Aurora to rapidly scale-up production to service the high growth anticipated for this new market. As the first of our “Sky Class” facilities, Aurora Sky is substantially differentiated from traditional indoor and greenhouse grow facilities because of its use of advanced technologies and automation that deliver industry-leading yields. This allows us to consistently produce an abundant supply of high-quality cannabis and derivatives at sustainably low production costs, anticipated to be well below $1 per gram.”

Mr. Booth added: “We’re exceptionally proud of our team’s efforts in completing these milestones and look forward to accelerating our growth as our facilities continue to ramp-up to full capacity.”

Strategically located at the Edmonton International Airport, Aurora Sky is the world’s largest and most technologically advanced cannabis hybrid-indoor production facility constructed to date. Designed by Aurora Larsen Projects and built to EU GMP specifications, the facility measures 800,000 square feet, and incorporates a high degree of automation, full control of environmental variables, and sophisticated yield optimizing technologies, to produce consistent, high-quality, medical grade cannabis at sustainably low production costs.

Aurora Sky, which received its first production license in January, is rapidly ramping up to full capacity of over 100,000 kg per annum, which the Company anticipates reaching around year end. At full capacity, the Company anticipates one harvest every 3.5 days, resulting in over 6 harvests per room per year, comparing very favorably with traditional greenhouses and other grow facilities. In addition to cultivation, Aurora Sky also features processing, bottling, and automated packaging and labeling capacity, enabling the Company to service market demand for high margin derivative products.

To date, the mother room and four flower rooms, each measuring 34,000 square feet, have been licensed for production. The rooms have now been populated using the automated systems, which were commissioned successfully. Presently, approximately 120,000 plants are growing in the facility’s licensed flower rooms. The Company has submitted license applications for additional flower rooms and all ancillary system rooms, and will be applying for further production licenses until the entire facility is licensed and populated, anticipated for late November or early December.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 18 countries across five continents, Aurora is one of the world’s largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora’s facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland (formerly Pedanios), have achieved this level of certification.

In addition to the Company’s rapid organic growth and strong execution on strategic M&A, which to date includes 15 companies - MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland (formerly Pedanios), H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, and MED Colombia, Agropro, Borela, and the pending acquisition of ICC Labs - Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website: investor.auroramj.com

Terry Booth, CEO

Aurora Cannabis Inc.

Further information

For Media:	For Investors:

Heather MacGregor	Marc Lakmaaker	Rob Kelly
+1.416.509.5416	+1.647.269.5523	+1.647.331.7228
heather.macgregor@auroramj.com	marc.lakmaaker@auroramj.com	rob.kelly@auroramj.com

U.S. Investors

Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
Phone: (212) 896-1233 / (212) 896-1203
Email: pcarlson@kcsa.com / ebarker@kcsa.com

Forward looking statements

This news release includes statements containing certain “forward-looking information” within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.